UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-42307

SKK Holdings Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

27 First Lok Yang Road, Singapore	629735
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Entry into a Material Agreement

On May 1, 2026, the Company entered into an Asset Purchase Agreement with Rantizo, Inc. (“Rantizo”), a Delaware corporation, under which the Company will acquire (the “Asset Purchase”) substantially all of Rantizo’s drone-based technology assets used in agricultural spraying, seeding and monitoring for agriculture, forestry, emergency response and other commercial applications (the “Target Assets”). The Company will pay to Rantizo a purchase price consisting of $759,047 in cash and approximately $258.8 million of newly issued Class A ordinary shares (the “Consideration Shares”), the number of which will be based on the volume weighted average price of the Class A ordinary shares (“VWAP”) on each of the three trading days prior to the closing of the Asset Purchase (“Closing”). The Target Assets are being acquired at approximately $258.8 million valuation. The Company received an independent third-party valuation of the Target Assets from Newbridge Securities Corporation, and such third-party valuation was part of the Company’s internal process in valuing the Target Assets. The Company has agreed to register for resale the Consideration Shares pursuant to a registration rights agreement.

At Closing, Rantizo will have the right to nominate two directors to the Company’s board of directors, consisting of one executive director and one independent director. The Company has also agreed to grant at Closing to certain individuals in management a total number of Class A shares having an aggregate grant-date value of $12,000,000 based on the VWAP on each of the three trading days prior to Closing. Additionally, at or prior to Closing, Rantizo has agreed to consummate a $10,000,000 private placement of its common shares and to deposit such proceeds in escrow until Closing. At Closing, in consideration of payment to it of the $10,000,000 from escrow, the Company has agreed to issue to Rantizo an additional number of its Class A ordinary shares based on the VWAP on each of the three trading days prior to Closing.

The Closing is subject to shareholder approval, compliance with Nasdaq Rules, the effectiveness of applicable regulatory clearance and other customary conditions. The boards of directors of Rantizo and the Company each unanimously approved the Asset Purchase and related transactions. A press release announcing the transaction on May 4, 2026 is attached hereto as Exhibit 99.1.

Concurrently with entry into the Asset Purchase Agreement, Rantizo has also entered into a Securities Purchase Agreement as of May 1, 2026 (the “Securities Purchase Agreement”), under which Rantizo has agreed to purchase from certain shareholders of the Company their existing Class B ordinary shares of the Company for a total purchase price of $8,000,000. In connection with the Securities Purchase Agreement, the Company has agreed to register the resale of the Consideration Shares under the Securities Act pursuant to a Registration Rights Agreement dated as of May 1, 2026, which agreement sets forth customary registration rights.

Upon closing, SKK Holdings intends to operate a platform combining drone technology and commercial infrastructure across precision agriculture, forestry emergency response, and broader commercial end markets. In so doing, it intends to pair the Target Assets with access to the U.S. public capital markets to accelerate commercialization, deepen customer relationships, and pursue follow-on opportunities as the unmanned aerial systems sector continues to consolidate around scaled operators.

The foregoing descriptions of the Asset Purchase Agreement, Securities Purchase Agreement and Registration Rights Agreement do not purport to be a complete description of the rights and obligations of the parties thereunder and are qualified in their entirety by reference to the full text of such agreements, forms of which are filed as exhibits herewith.

Forward Looking Statements

This disclosure contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our current expectations and views of future events, including our ability to obtain shareholder approval and satisfy other conditions to closing and obtaining necessary regulatory approvals to proceed with the proposed Asset Purchase and related transactions. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Exhibit Index

Exhibit Number	Exhibit Title
10.1	Asset Purchase Agreement dated May 1, 2026 between SKK Holdings Limited as the Buyer and Rantizo Inc. as the Seller
10.2	Securities Purchase Agreement dated May 1, 2026 between Rantizo Inc. and certain shareholders of SKK Holdings Limited
10.3	Form of Registration Rights Agreement dated May 1, 2026 between SKK Holdings Limited and certain Shareholders (Exhibit E to the Asset Purchase Agreement in Exhibit 10.1 hereto)
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKK Holdings Limited

Date: May 4, 2026	By	/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer (Principal Executive Officer)